

10031968

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44414

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2009 (MM/DD/YY) AND ENDING June 30, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GATES Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Park Avenue – 22nd Floor
(No. and Street)

New York	New York	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Young Whi Kim — (212) 661-8686
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WeiserMazars LLP
(Name – *if individual, state last, first, middle name*)

3000 Marcus Avenue	Lake Success	NY	11042-1066
(Address)	(City)	(State)	(Zip Code)



SECURITIES AND EXCHANGE COMMISSION
AUG 3 0 2010
BRANCH
04

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I Young Whi Kim, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GATES Capital Corporation, as of June 30, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JARED M. KURTZER
Notary Public, State of New York
No. 01KU6094699
Qualified in Nassau County
Commission Expires June 23, 2011

8/5/10

Notary Public

Signature

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GATES Capital Corporation
Statement of Financial Condition
June 30, 2010

Assets	
Cash	$ 119,848
Deposit with clearing broker	100,000
Receivable from broker-dealer and clearing organization	437,426
Remarketing fees receivable	105,825
Securities owned, at fair value	2,295,476
Interest receivable	63,738
Advances to related parties	129,000
Fixed assets, net	21,227
Prepaid income taxes	905
Other assets	148,255
Total assets	**$ 3,421,700**
Liabilities and Stockholders' Equity	
Liabilities	
Accrued expenses and other liabilities	$ 1,384,562
Deferred remarketing fees	107,995
Deferred tax liability	8,300
Total liabilities	1,500,857
Stockholders' equity	
Common stock, $1 par value; 10,000 shares authorized, 5,000 shares issued	5,000
Additional paid-in capital	1,251,082
Retained earnings	962,487
	2,218,569
Less: Stock subscriptions receivable	(190,273)
Treasury stock at cost, 250 shares	(107,453)
Total stockholders' equity	1,920,843
Total liabilities and stockholders' equity	**$ 3,421,700**

The accompanying notes are an integral part of this financial statement.

1. Nature of Operations

GATES Capital Corporation (the "Company") was incorporated on November 18, 1991, under the laws of New York State. The Company is a registered broker and dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company specializes in buying, selling, underwriting and remarketing municipal securities.

2. Summary of Significant Accounting Policies

Revenue Recognition

Securities transactions and the related revenues and expenses are recorded on the trade date.

Investment banking revenues include gains, losses and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent, and are recorded as follows: management fees on offering date; sales concessions on settlement date; and, underwriting and remarketing fees at the time the transaction is completed and the income is reasonably determinable.

Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased, are carried at fair value and the resulting unrealized gains and losses are reflected in trading income.

Fixed Assets

Fixed assets are stated at cost less accumulated depreciation. Depreciation is computed using accelerated methods over the estimated useful lives of the assets, which range from 5 to 7 years.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

From time to time the Company has highly liquid investments with original maturities of three months or less when purchased, which are deemed to be cash equivalents.

Income Taxes

The Company uses the asset and liability method to calculate deferred tax assets and liabilities. Deferred taxes are recognized based on the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases using enacted tax rates expected to apply to taxable income in the years in which those differences are expected to be recovered or settled. The Company records a valuation allowance against a deferred tax asset when it is more likely than not that the deferred tax asset will not be realized.

The Company has adopted the authoritative guidance issued, as it pertains to accounting for uncertainty in income taxes. This standard prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken by the Company. As of June 30, 2010, the Company determined that they had no uncertain tax positions which affected its financial position and its results of operations or its cash flows, and will continue to evaluate for uncertain tax positions in the future.

3. Securities Owned and Securities Sold, Not Yet Purchased

Securities owned consist of trading and investment securities at fair value, as follows:

	Owned
State and municipal obligations	$1,898,385
Quasi-government agencies	1,521
Corporate debt securities, non-convertible	395,570
	$2,295,476

4. Advances to Related Parties

As of June 30, 2010, advances to related parties consist of one note to an officer/stockholder of the Company in the amount of $129,000. The borrowing by the officer/stockholder bears interest at the prime rate, which was 3.25% per annum at June 30, 2010 and is due on June 30, 2012. The borrowing by the officer/stockholder is secured by the officer/stockholder's investment in the Company. In the event the borrower resigns or is terminated, the unpaid principal balance and interest become due immediately.

5. Fixed Assets, Net

A summary of fixed assets is as follows:

	Amount
Office and computer equipment	$ 388,662
Furniture and fixtures	23,879
	412,541
Accumulated depreciation	(391,314)
	$ 21,227

6. Stock Subscriptions Receivable

As of June 30, 2010, stock subscriptions receivable consist of notes issued to five employees/stockholders for the purchase of the Company's stock. Interest on these notes is at prime, which was 3.25% per annum at June 30, 2010, and is payable annually in arrears.

The notes are due as follows:

Year Ending June 30,	Amount
2010	$ 97,553
2012	92,720
	$ 190,273

During July, 2010, an employee/stockholder of the Company fully repaid his outstanding stock subscription receivable (which expired as of June 30, 2010) in the amount of $8,841. The Company is currently renegotiating the terms of the remaining expired notes, which are currently due on demand. The borrowings by the employees/stockholders are secured by the employees/stockholders investment in the Company.

In the event that a subscriber resigns, is terminated from employment or ceases to be a stockholder of the Company, the unpaid principal balance and interest become due immediately.

7. Clearance Agreement

The Company has an agreement with a clearing organization to execute and clear, on a fully disclosed basis, customer and proprietary accounts of the Company. The Company is required to maintain a deposit of $100,000 with the clearing organization. As part of the agreement, the clearing organization executes all orders, settles contracts and transactions in securities, and engages in all cashiering functions, including the receipt, delivery, and transfer of securities purchased, sold, borrowed or loaned and the receipt and distribution of interest and principal payments. The Company has agreed to pay the clearing organization for its services pursuant to a fee arrangement based generally on a flat rate per trade, subject to certain minimum fee levels.

In addition to clearing services, the clearing organization provides the financing for the Company's securities inventory, within specified limits, at interest rates equal to the broker's loan rate (5.87% per annum at June 30, 2010). At June 30, 2010, the Company had a balance of $437,426 due from the clearing organization.

8. Net Capital Requirements

The Company is subject to the uniform net capital requirements of rule 15c3-1 of the Securities and Exchange Commission, as amended, which requires a broker-dealer to have, at all times, sufficient liquid assets to cover current indebtedness. In accordance with the rule, the Company is required to maintain defined minimum net capital of the greater of $100,000 or 1/15 of aggregate indebtedness. At no time may the ratio of aggregate indebtedness to net capital exceed 15 to 1.

At June 30, 2010, the Company had net capital, as defined, of $1,365,000, which exceeded the required minimum net capital of $100,000 by $1,265,000. Aggregate indebtedness at June 30, 2010 totaled $1,492,557. The ratio of aggregate indebtedness to net capital was 1.09 to 1.

9. Leases

The Company has an operating lease for its office space in Manhattan.

Future minimum rental payments under this lease, which terminates on September 30, 2011, are as follows:

Year Ending June 30,	Amount
2011	$ 188,251
2012	47,063
	$ 235,314

10. Leased Employees

The Company entered into an agreement with ADP TotalSource to outsource its human resource function. As a result, ADP TotalSource provides employees and employee benefits to the Company through a leased employee/co-employer arrangement, whereby the former employees of the Company became employees of ADP TotalSource and are leased back to the Company for a fee.

11. Income Taxes

A deferred tax liability has been established to account for the temporary differences arising from the excess of depreciation for tax purposes over the amount for financial reporting purposes.

12. Fair Value Measurements

The Company accounts for its financial instruments at fair value, which is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels is explained below:

Level 1: Valuations based on unadjusted quoted prices in active markets for identical assets and liabilities that the Company has the ability to access. Valuation adjustments are not applied to Level 1 securities, since valuations are based on quoted prices that are readily and regularly available in an active market and valuation of these securities does not entail a significant degree of judgment.

Level 2: Pricing inputs are other than quoted market prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies. Investments which are generally included in this category include corporate debt, less liquid and restricted equity securities and warrants.

Level 3: Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation. Investments in this category generally include interests in corporate private equity.

The following are the major categories of assets and liabilities measured at fair value on a recurring basis and summarized by the fair value hierarchy as described above, as of June 30, 2010.

Description	Classification	Total	Level 1	Level 2	Level 3
State and municipal obligations	Asset	**$1,898,385**	**$1,898,385**	**$ -**	**$ -**
Quasi-government agencies	Asset	**1,521**	**1,521**	**-**	**-**
Corporate debt securities, non-convertible	Asset	**395,570**	**395,570**	**-**	**-**
		$2,295,476	**$2,295,476**	**$ -**	**$ -**

13. Off-Balance-Sheet Risk and Concentration of Credit Risk

Transactions with the clearing organization may expose the Company to off-balance-sheet risk in the event that the clearing organization is unable to fulfill its obligations. The Company does not maintain margin accounts for its customers, and therefore there were no excess margin securities. However, the Company may be liable for chargebacks on introduced customer accounts carried by the clearing organization.

The Company, as part of its normal trading activities, assumes short positions in its inventory. The establishment of short positions exposes the Company to off-balance-sheet risk in the event prices increase, as the Company may be obligated to acquire the securities at prevailing market prices.

The Company's trading activities also include the purchase and sale of futures contracts. These transactions are recorded on a net-equity basis in the trading accounts carried by other brokers and dealers. At June 30, 2010, the total of open contractual commitments, at contracted amounts, was $-0-.

The Company periodically has cash at a bank in excess of FDIC-insured limits and is exposed to the credit risk resulting from this concentration of cash.

14. Employees' Retirement Plan

The Company sponsors a defined contribution plan under section 401(k) of the Internal Revenue Code. The plan covers substantially all of the Company's employees following the completion of three months of service and provides for participants to defer salary up to statutory limitations. The Company is required to match 100% of the first 4% of eligible compensation deferred by the employee.

15. Subsequent Events

The Company has evaluated subsequent events through August 24, 2010, the date the financial statement was available for issuance.

* *

The Company's Statement of Financial Condition as of June 30, 2010 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

* *

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
GATES Capital Corporation

We have audited the accompanying statement of financial condition of GATES Capital Corporation as of June 30, 2010, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of GATES Capital Corporation as of June 30, 2010, in conformity with accounting principles generally accepted in the United States of America.

Weiser LLP

Lake Success, N.Y.
August 24, 2010

CAPITAL
CORPORATION
Government
& Tax Exempt
Securities



* *

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2010

* * * * * * * * * * * * * * * * * * * *

100 Park Avenue
New York, NY 10017
Tel 212-661-8686
Fax 212-370-0153

GATES Capital Corporation

SIPC General Assessment
Year Ended June 30, 2010



Weiser LLP | Certified Public Accountants

3000 Marcus Avenue
Lake Success, NY 11042-1066
Tel 516.488.1200
Fax 516.488.1238

www.weiserLLP.com

Independent Accountants' Report on Applying Agreed-Upon Procedures

To the Board of Directors
GATES Capital Corporation

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2010, which were agreed to by Gates Capital Corporation (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2010, as applicable, with the amounts reported in the General Assessment Reconciliation (Form SIPC-7), noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance.


Weiser

Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Weiser LLP

Lake Success, N.Y.
August 24, 2010

GATES Capital Corporation
Schedule of Assessment and Payments
Year Ended June 30, 2010

Revenues		
Trading		$ 4,554,147
Investment banking		1,262,772
Interest		234,536
Total revenues (FOCUS Line 12/Part IIA Line 9)		6,051,455
Deductions		
Commissions, floor brokerage and clearance paid to other SIPC members		434,400
Interest expense, but not in excess of total interest income		201,111
		635,511
SIPC net operating revenues		5,415,944
SIPC general assessment at .0025		13,540
Less payments and credits:		
Prior overpayment applied	$ 150	
Payment on January 27, 2010	6,208	
Payment on August 16, 2010	6,832	13,190
Assessment balance due		$ 350